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EXHIBIT 99.1

To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the first quarter of 2004 and 2003 are summarized below.

         Results for the first quarter of 2004 were somewhat encouraging. Revenues and profits were both stronger than those of the prior three quarters, although both fell short of the results achieved during the first quarter of 2003. In addition, demand for some of our products seems to be improving, albeit modestly.

         Within the fastener segment, revenues amounted to $8,261,283, which is slightly more than 1% below fastener segment revenues recorded in the first quarter of 2003. However, while there was not a significant change in total revenues within this segment, a larger portion of the total revenues was related to the shipment of lower margin parts than was the case during the first quarter of 2003. In addition, we incurred significant costs related to pre-production approval for many new parts. While it is normal to incur such costs prior to launching full production, it is unusual to have so many new parts in such a short span of time. These costs amounted to approximately 4% of segment revenues during the quarter, and were the primary reason that manufacturing costs increased compared to the first quarter of 2003. We anticipate that revenues from the shipment of these new parts will ramp up during the remainder of the year and that this business will have a positive impact upon results.

         Revenues within the assembly equipment segment, improved slightly compared with the first quarter of 2003 and amounted to $1,907,681. Gross margins within this segment were essentially unchanged from the year earlier period. Slight increases in the cost of raw materials were offset by modest improvements in efficiency and a reduction in depreciation expense. Demand for assembly equipment, while exhibiting some signs of improvement, remains soft.

         The economic recovery has finally begun to manifest itself in our business. Certainly, conditions are not as robust as we would like, but what we have seen is a welcome change from the recent past. Our markets remain extremely competitive and industry capacity still exceeds demand, suggesting that margins will remain under pressure. As previously reported, price and availability of raw materials continues to be a concern. Global demand has caused material prices to increase substantially and has had an impact upon material availability. We have implemented temporary material surcharges in an effort to recover these higher costs. To date, this effort has had mixed results, as many customers have agreed to the surcharges; however, there are customers with whom we have longer term supply agreements who have, so far, refused to accept these surcharges. Our ability to recover these higher costs without losing market share will have a significant impact on our success in the months ahead. We continue to seek out new, profitable business and to focus on reducing costs to remain competitive in our marketplace.

                               Respectfully yours,


         John A. Morrissey                     John C. Osterman
             Chairman                              President



May 3, 2004

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increased



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global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.




                           CHICAGO RIVET & MACHINE CO.
                  Summary of Consolidated Results of Operations
                      For the Three Months Ended March 31,

                                                                   2004          2003
                                                               ------------      ------------
Net sales and lease revenue.................................   $ 10,168,964      $ 10,236,463
Income before taxes.........................................        442,988           709,241
Net income..................................................        290,988           465,241
Net income per share........................................            .30               .48
Average shares outstanding..................................        966,132           966,132


                     (All figures subject to year-end audit)